Filed by People’s United Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc.

Commission File No.: 001-33326

Date: February 23, 2021

Virtual Town Hall with CEO, Jack Barnes—Summary Notes—Monday, February 22, 2021

Introduction

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People’s United announced today that it has signed a definitive agreement to merge with M&T Bank Corp. The result will be a combined community-focused banking franchise with approximately $200 billion in assets and a network of nearly 1,200 branches that spans 12 states from Maine to Virginia operating under the M&T name.

•	I realize for many of you this may come as a surprise as to why we made this decision, especially now as challenges from COVID are still present.

•	As you process this news, I am sure many questions have come to mind, and I hope to begin answering some of them. I want to begin with the why and what’s next for our employees and customers.

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In recent years, the banking industry has evolved, largely driven by a stream of consolidation across the Northeast and nationwide. Its critical People’s United regularly assesses its businesses and the industry to understand how these trends impact our long -term strategy, competitiveness, and ability to continually add value for our customers, shareholders, and communities.

•	We have a long history with a mission rooted in relationships, community impact and trust, and with that, our brand has grown in meaningful, scalable ways thanks to your collective hard work.

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This legacy made our decision difficult, and is not something we entered lightly, but our legacy is also the reason we knew the time was right for the business. We have reached a size, scale, and stature across the Northeast whereby a merger with a larger, like-mind community bank like M&T makes sense for us now.

•	Here is some background M&T:

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Headquartered in Buffalo, N.Y., M&T is a community-oriented bank who places an emphasis on having a strong local presence in each of their communities and developing lasting relationships with their customers and employees.

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M&T shares a similar culture, approach to service, complementary offerings, and minimal geographic overlap. Like People’s United, their competitive advantage lies in their combination of the capabilities of a large bank, with the engagement model of a community-based organization.

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It has been awarded the highest possible Community Reinvestment Act rating on every examination since 1982 and designated the #1 SBA lender in most of our communities, and are the #5 SBA lender nationally.

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M&T is among the 20 largest U.S. based banks with more than $140 billion in assets and 17,000 employees serving the Northeast region, providing retail, commercial, investment, insurance and mortgage services to families, businesses, and government clients.

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It also provides international corporate and institutional services, investment management, and private banking through its subsidiary Wilmington Trust and M&T securities, which parts of our business will operate under.

•	It currently has nearly 1,000 locations in New York, Maryland, New Jersey, Pennsylvania, Delaware, Connecticut (minimal, compared to our presence), Virginia, West Virginia, and Washington D.C.

•	M&T also operates the M&T Charitable Foundation, which has donated more than $263 million to thousands of nonprofits over the past decade.

•	While we are not a stranger to M&A, having completed four community bank acquisitions over the past four years, I recognize this is different – being on the other side.

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I understand what it can feel like having been part of Chittenden when People’s United Bank acquired Chittenden in 2008. I am committed to supporting you all throughout every step of this transition, as is our entire leadership team.

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In each of our acquisitions, the companies we acquired were in part attracted to People’s United due to our track record of being a compassionate, empathetic, and thoughtful partner as it relates to how we treat employees. It was critical to our entire leadership team that we find a partner with the same philosophy, and from the many interactions I have had with their CEO, I can tell you we found that in M&T.

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I have watched you all through these acquisitions remain committed to treating one another with integrity and respect and welcome your new colleagues with excitement and openness. I expect no different from M&T – who holds the same values as we do.

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Over the course of our conversations with M&T, we have come to know their executive team better, and every interaction has reinforced that we share a common vision not only related to the business, but how their culture and core values around their employees align. It quickly became clear that they were the right partner and that the time was right.

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A merger now means that we can accelerate our expansion at a pace and scale that would be difficult to accomplish on our own. The combined bank will provide greater access to branches and ATMs, expert bankers, capital, innovative solutions, and technology, all while delivering on our shared purpose — to have a positive influence on our communities and customers.

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While our name will be rebranded to M&T after close, which we expect to occur in the fourth quarter, who we are to our customers, communities and colleagues will not change. Our same collaborative spirit, kindness, team-oriented approach, and drive will continue to permeate all that we do, including among our new colleagues at M&T.

Employee Impact:

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While there is much that remains unknown at this early stage, particularly around the long-term impact to our employees, a large component of the value proposition for M&T is our people and their relationships with our customers. M&T understands that decisions regarding future job status are your primary focus.

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In considering M&T, and through the exploratory and due diligence process with them, we took great care to ensure as we negotiated the merger that we did everything reasonably possibly to ensure employees needs will be addressed; this includes severance packages for employees in the event there is an impact to their jobs.

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•	M&T sees great value in the Northeast region and their future commitment to the Northeast will not only be like ours but also grow even stronger!

•	Our Bridgeport Center headquarters will become M&T’s New England headquarters where current People’s United and M&T employees will eventually be integrated together post the pandemic.

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People’s United Community Foundation and People’s United Community Foundation of Eastern Massachusetts will continue to operate and support our communities as they have, and nothing will change in the immediate term. In addition, at closing, $90 million will be set aside to support charitable activities in the communities currently served by People’s United.

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I know this may not provide the clarity some of you may have hoped for in this early stage and that uncertainty is a very uncomfortable place to be. We will make every effort to communicate often with transparency, empathy, and respect. The M&T leadership team will be taking a very thoughtful approach with our input to determine future staffing needs as soon as possible.

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Some of you may also be wondering how this impacts the work and projects in motion in your respective teams. The key to our success has been – and will continue to be – each of you. In the months to come, we ask that you continue to focus on your day-to-day responsibilities.

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It’s important we continue to run the business just as we did before and make forward progress in delivering value to our customers and communities. Many of these projects will be critically important to M&T once the merger is complete, the result from which will be integrated into how the combined franchise serves its customers.

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While there may be some changes to workflow, it’s too soon to make any decisions and it’s important we all maintain focused on our work and you have dialogues with your managers on prioritizing your work.

Customers:

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It’s important to remember that there is no immediate impact. Pending regulatory and shareholder approval, the merger is expected to close during the fourth quarter of this year, with system conversion occurring in the first quarter of 2022. It is business as usual for now and ensuring we continue to deliver an exceptional customer experience is our top priority, and something our customers value us for.

•	We know our customers may have questions once they learn of the news and they will rely on many of you to help guide them. Reassuring them of our commitment to their relationships is a top priority.

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The customer Q&A distributed this morning will be an important tool in helping to guide you in conversations you may have with customer and vendors, and I also encourage you to talk to your managers about responding to customer questions.

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A consistent, unified approach will be important to ensure customers feel informed and reassured that they will experience the same commitment to service and their relationships, now, and when the merger is complete.

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For our customers, our goal is to make the transaction as seamless as possible. A comprehensive communication plan will be developed to ensure timely updates are communicated to customers as we progress toward the closing date.

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Once the merger is complete, customers will have access to an expanded branch and ATM network across the Northeast, particularly in the New York Metro area and northeast commuter corridor between Washington DC and Boston, an enhanced array of products, services, and technology, and the local market expertise they have come to expect. We are confident our shared community banking philosophies will provide significant value and an exciting opportunity for our customers and communities.

•	Customers will see no immediate changes and should continue to bank with People’s United as they have until further notice.

Closing:

•	We understand that you may need time to digest this information, but I want to stress that you are all an integral part of our continued commitment to our customers.

•	As you learn more about the agreement, I think you’ll appreciate that People’s United and M&T fit well together.

•	Again, let me say there will be no immediate impact. I would ask for everyone’s patience and understanding because it will take time to work through staffing decisions and other HR items.

•	At no time other than now is it important to show our customers what the People’s United brand stands for and uphold the commitment we have had to our relationships with them for more than 178 years.

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On a personal note, I love working with all of you. I am so proud of the company we have built together and am excited about the future as a combined company. We have set a high bar in our communities that I know M&T will uphold, with your continued help and support.

•	I know change is hard, but with change can come opportunity, renewed drive, learning, and an enhanced way of seeing the world, and I truly believe we will do that.

•	As I wrap up, I will leave you with this final thought—We didn’t decide to simply merge with any bank, we decided to merge with M&T, and that’s an important distinction.

•	I am proud to be a part or this franchise and to call you my colleagues.

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Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a joint proxy statement of People’s United Financial, Inc. (“People’s United”) and M&T. INVESTORS AND SHAREHOLDERS OF PEOPLE’S UNITED AND M&T AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLE’S UNITED, M&T AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about People’s United and M&T, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202, or Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of People’s United and M&T in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are based on current expectations, estimates and projections about People’s United’s and M&T’s businesses, beliefs of People’s United’s and M&T’s management and assumptions made by People’s United’s and M&T’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and People’s United’s and M&T’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between People’s United and M&T; the outcome of any legal proceedings that may be instituted against People’s United or M&T; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; and the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where People’s United and M&T do business. People’s United provides further detail regarding these and other risks and uncertainties in its 2019 Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and People’s United does not assume any duty and does not undertake to update forward-looking statements.